Directors:
A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J G
Hopwood,
G Marcus, J M McMahon
†
, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian,
°
Russian
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2502
Fax +27 11 484-0590
www.goldfields.co.za
EXECUTIVE
Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

19 September 2007
By EDGAR

Dear Mr. Hiller:
Re: Gold Fields Limited
Form 20-F for the year ended June 30, 2006
Filed on November 24, 2006
File No. 001-31318
We refer to the comment letter (the “Comment Letter”) dated August 28, 2007 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”)
on the above referenced Form 20-F (the “2006 Form 20-F”) of Gold Fields Limited (“Gold Fields” or
the “Company”). For your convenience, each comment is repeated below, prior to the response.
Management has discussed the content of this letter (the “Response Letter”) with its auditors.
Form 20-F for the Fiscal Year Ended June 30, 2006
Results of Operations – Years Ended June 30, 2006 and 2005, page 145
Depreciation and Amortization, page 150
1.
We note you intend to revise your critical accounting policies discussion in response to our prior comment 2 in our letter dated July 3, 2007. Please expand your proposed critical accounting policies discussion to add your response to point (c) of our prior comment 2, namely your statement that all changes expected to have a material impact on DD&A and reserves are incorporated in DD&A calculations as soon as they become known. In addition, provide similar disclosure within your footnotes to your financial statements.
Response
The Company acknowledges the Staff’s comment and proposes to amend its 2006 Form 20-F to expand its discussion of critical accounting policies under Item 5 as follows (text shown in
Italics highlights the change from the Company’s previous response):

“Depreciation, depletion and amortization of mining assets
Depreciation, depletion and amortization charges are calculated using the units of production method and are based on Gold Fields’ current gold production as a percentage of total expected gold production over the lives of Gold Fields’ mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Gold Fields’ mineral resources department using interpretations of mineral reserves, as determined in accordance with the SEC’s industry guide number
7.
Depreciation, depletion and amortization at Gold Fields’ South African operations (which are long-life mines ranging from 13 to 28 years), are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives, are less sensitive to change in reserve assumptions. Accordingly, at these locations, it is the Company’s policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field’s Board. However, if Gold Fields’ management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its depreciation, depletion and amortization calculations and then subsequently notify the Company’s Board.
A similar approach is followed at Gold Fields’ operations in Ghana, due to the longer-life of the primary orebody. At Gold Fields’ Australian operations, where mine-life ranges from two to four years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields’ depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the orebody, and the on-going information being gathered in connection with the orebody, facilitates these updates.
The estimates of the total expected future lives of Gold Fields’ mines could be different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields’ mineral reserves. Changes in management’s estimates of the total expected future lives of Gold Fields’ mines would therefore impact the depreciation, depletion and amortization charge recorded in Gold Fields’ consolidated financial statements. Changes due to acquisitions, sales or closures of shafts expected to have a material impact on Gold Fields’ depreciation, depletion and amortization calculations, are incorporated in those calculations as soon as they become known.”
The Company will also include the following disclosures as part of its DD&A accounting policy on page F-9 (text shown in Italics highlights the change from its current policy):
“(iv) AMORTIZATION AND DEPRECIATION OF MINING ASSETS: Mining assets, mine development and evaluation costs, and mine plant facilities are amortized over the life of mine using the units-of-
production method, based on estimated above infrastructure proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits. At the Group’s South African operations, its amortization and depreciation calculations are generally based on the Group’s most recent life-of-mine plan and annual above-infrastructure reserve declarations as approved by the Company’s. However, if management becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, management would not hesitate to immediately update its amortization and depreciation calculations and then subsequently notify the Company’s Board.. A similar approach is followed at the Group’s operations in Ghana, due to the longer-life of the primary orebody. At the
Group’s other international operations, such as Australia, the Group’s amortization and depreciation calculations are updated on a more regular basis during the year for all known changes in proven and probable reserves. The nature and life-span of the orebody, and the on-going information gathered in connection with the orebody, facilitates these more frequent updates.”

Financial Statements
Note 2 – Significant Accounting Policies, page F-7
(d) Property, Plant and Equipment, page F-8
2.
We note your response to prior comment 3 in our letter dated July 3, 2007. As previously requested, please add this response to your disclosure under point (i). With regard to the last paragraph of your response, please further clarify the extent to which you capitalize costs of upgrading resources from one category to the other and for costs of converting resources to proven and probable reserves when these resources are adjacent to but not within proven and probable reserves and are expected to be encompassed within a mine site for which you have established a final feasibility study.
Response
With regards to the last portion of the Staff’s comment, the Company wishes to advise the Staff that the costs of drilling and other activities incurred with the objective of converting
“Measured”, “Indicated” and “Inferred” resources to proven or probable reserves, as well as for upgrading resources from one category to another, even when the resources are adjacent to but not within proven and probable reserves and are expected to be encompassed within a mine site for which the Company has already established a feasibility study, are expensed as incurred. However, once these resources have been converted to proven and probable reserves, the costs of “in-fill” or reserve definition drilling incurred to prospectively develop the property are capitalized as mine development costs.
At the Company’s Australian surface operations, the costs of drilling necessary to upgrade resources from one category to another or to convert resources to proven and probable reserves when those resources are adjacent to, but not within, proven and probable reserves have therefore been expensed as incurred.
The Company’s South African operations, however, are all deep, well established mines with extensive drilling and sampling data within the boundaries of the mining lease areas.
Consequently, the declared resources for all of the primary economic reef horizons are currently classified as Indicated or Measured resources (there are currently no Inferred resources). These resources are converted to reserves where they are supported by mine plans, together with consideration of technical and economic modification factors. All of the surface drilling and long inclined underground boreholes for periods included in the Company’s
2006 Form 20-F (the three years ended June 30, 2006) have been “in-fill” or reserve definition drilling, which is designed to provide better resolution of the structural and sedimentological features, in turn increasing the local knowledge and hence confidence in the mine planning.
These costs are capitalized as part of mine development costs. However, unlike the Company’s surface operations in Australia, the Company may be targeting proven and probable reserves at depths ranging from 2,000 meters to 4,000 meters and as a result, gather data which leads to the conversion of resources adjacent to, but not within, proven and probable reserves. Thus, while the objective of surface borehole drilling is targeting the primary economic conglomerate comprising existing proven and probable reserves, it may also facilitate the assessment of other secondary reefs at the same time. All of the “in-fill” or reserve definition drilling costs are capitalized on the basis that they are incurred primarily for purposes of further defining existing proven and probable reserves (mine development costs).

In summary, the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves are expensed as incurred. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred for purposes of further defining proven and probable reserves are capitalized as mine development costs.
In response to the Staff’s comment in this letter, as well as the letter dated July 3, 2007, the
Company proposes to revise its accounting policies for property, plant and equipment on pages
F-8 and F-9 of its 2006 Form 20-F as follows (text shown in Italics highlights the changes from its current policies):
“(i) MINING ASSETS: Mining assets, including mine development costs and mine plant facilities, are recorded at cost.
Once an economically feasible orebody with proven and probable ore reserves has been established, expenditure incurred to further develop the orebody, to further define mineralization in the orebody, and to establish or expand productive capacity, are capitalized until more than de minimus saleable minerals are extracted from the mine, at which time the costs are amortized as set out below. Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalized until the reef horizons are intersected and more than de minimus saleable minerals are extracted from the mine. The determination of whether the costs incurred will establish or expand productive capacity (and therefore embody a probable future benefit), will depend upon the data that has previously been gathered in connection with the orebody through soil sampling, geo-physics, mapping and drilling. The uncertainty as to whether the costs will establish or expand productive capacity, at the time of incurring the cost, will generally be diminished as a result of previously established proven (where the size, shape, depth and mineral content of reserves are well-established)
and probable (where the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation) reserves. Therefore, where proven and probable reserves have already been established, there is generally a high degree of confidence
(“probable”) that the costs will establish or expand productive capacity. Access to the individual orebodies exploited by the Company is limited to the time span of the Company’s respective mining leases. Mine development costs in the ordinary course to maintain production are expensed as incurred.
Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalized to the date on which the assets are substantially completed and ready for their intended use.
(vii) MINING EXPLORATION: Expenditure on exploration activities is expensed as incurred. Such expenditure includes the costs incurred for purposes of upgrading resources from one category to another or for purposes of upgrading resources to proven and probable reserves, even when in close proximity to the Company’s development and production stage properties. When it has been determined that a property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as mine development costs.”
Supplemental information
Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
* * * * *

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 644 2502 or via e-mail at nholland@goldfields.co.za.

Yours sincerely,

/s/ NICHOLAS J. HOLLAND

Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
cc: Lily Dang, Securities and Exchange Commission
Jenifer Gallagher, Securities and Exchange Commission
Ken Schuler, Securities and Exchange Commission
Michael Fleischer, Gold Fields Limited
Paul Schmidt, Gold Fields Limited
Jennifer Schneck, Linklaters